United States securities and exchange commission logo





                               November 24, 2020

       Ian Friedman
       Chief Executive Officer
       Highland Transcend Partners I Corp.
       16 Fayerweather Street
       Cambridge, MA 02138

                                                        Re: Highland Transcend
Partners I Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 20,
2020
                                                            File No. 333-250125

       Dear Mr. Friedman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2020 letter.

       Form S-1/A filed November 20, 2020

       Exhibit 4.4, page i

   1. We note your response to comment 2. Please also ensure that the forum selection provision of your Form
of Warrant Agreement filed as Exhibit 4.4 states this clearly, or tell us how you will
inform investors in future filings that the provision applies to actions arising under the
Securities Act, but not the Exchange Act.
 Ian Friedman
FirstName LastNameIan  Friedman
Highland Transcend Partners I Corp.
Comapany 24,
November  NameHighland
              2020        Transcend Partners I Corp.
November
Page 2    24, 2020 Page 2
FirstName LastName
        You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing